Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on September 23, 2019, at 3:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting:

1.	Reappointment of Brightman Almagor Zohar, Certified Public Accountants (Deloitte Israel), as the independent auditor of the Company for the year ending December 31, 2019, and until the next annual general meeting of the shareholders of the Company, and authorization of the Board of Directors of the Company to determine their remuneration.

2.	Reappointment of five members of the Board of Directors of the Company.

3.	Amendment to the Company’s Articles of Association.

4.	Amendment of the Company’s customary letter of exculpation and grant of the amended letter of exculpation to the Company’s directors and office holders.

5.	Grant of options to certain members of the Company’s Board of Directors.

6.	Amendment of Mr. Michael Gally’s terms of compensation as the Chairman of the Company’s Board of Directors.

7.	Amendment of terms of the options granted to the employees of Magna B.S.P Ltd.

8.	Presentation of the Company’s financial statements and annual report for the year ended December 31, 2018.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on August 19, 2019 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the ordinary shares, no par value, of the Company (the “Ordinary Shares”) represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than September 23, 2019, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than September 23, 2019, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760–2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Michael Gally
Chairman of the Board of Directors

August 16, 2019

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 23, 2019

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on September 23, 2019, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, without par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until October 2, 2019, at 3:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), each of Proposals No. 1 through 6 described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). The vote for re-appointing each of the directors as set forth in Proposal No. 2 shall be made separately.

Pursuant to the Companies Law, Proposal No. 7 described hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For the background regarding the Company’s election to submit Proposal No. 7 to the shareholders’ approval by Special Majority, see Proposal No. 7 herein.

Item 8 will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than September 13, 2019. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

TO RE-APPINONT BRIGHTMAN ALMAGOR ZOHAR, CERTIFIED PUBLIC ACCOUNTANTS (DELOITTE ISRAEL), AS INDEPENDENT AUDITOR OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Brightman, Almagor Zohar, Certified Public Accountants (Deloitte Israel) (“Deloitte Israel”), as the independent auditor of the Company for the year ending December 31, 2019, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Deloitte Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2018.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the independent auditor of the Company for the year ending December 31, 2019, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

To re-appoint FIVE members of the board of directors of the Company

Our Board of Directors is currently comprised of seven directors - Michael Gally (Chairman), Haim Siboni (also serves as the Company’s Chief Executive Officer), Daniel Avidan (external director), Zeev Levenberg (external director), Shaul Gilad, Vered Raz-Avayo, and Ehud Aharoni (independent director, as classified under the Companies Law).

On July 17, 2017, Messrs. Avidan and Levenberg were appointed by the Company’s shareholders to serve as external directors of the Company for a three year term (third term for Mr. Levenberg and first term for Mr. Avidan).

It is proposed to re-appoint Mr. Gally, Mr. Siboni, Mr. Gilad, Mr. Aharoni and Ms. Raz-Avayo as members of the Board of Directors of the Company to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association (the “Articles”) or unless otherwise provided in the Articles. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Company’s Board of Directors, the re-appointed directors, other than Messrs. Gally and Siboni, shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000. Mr. Gally’s compensation for his services as a Chairman of the Company’s Board of Directors, was approved by the Company’s shareholders on June 10, 2018, and currently is proposed to be amended as set forth in Proposal No. 6 herein. Mr. Siboni’s compensation is set forth in that certain services agreement, approved by the Company’s shareholders on January 28, 2019.

In addition, in their capacity as members of the Company’s Board of Directors, the re-appointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements, as are currently in effect for the Company’s officers and directors (and if Proposals No. 3 and 4 below are approved, shall be granted amended letters of exculpation (other than Mr. Siboni)); all of which are in accordance with the Company’s Articles of Association and the Company’s compensation policy.

On August 8, 2019, the Company’s Board of Directors determined that (a) each of Mr. Aharoni, Mr. Avidan, Mr. Gally, Mr. Levenberg, and Ms. Raz-Avayo qualifies as an independent director under the Nasdaq Stock Market rules; and (b) each of Mr. Aharoni, Mr. Gilad, and Ms. Raz-Avayo possesses “financial and accounting expertise” under the Companies Law and regulations promulgated thereunder. On August 5, 2019, the Company’s Audit and Compensation Committee determined that Mr. Aharoni continues to qualify as an independent director under the Companies Law.

A brief biography of each nominee is set forth below:

Mr. Michael Gally has served on our Board of Directors since January 2016, and as our Chairman since March 2016. Mr. Gally serves as the manager and owner of MG Business Development, a leading consulting practice. From 2011 to 2016, Mr. Gally served as a lecturer at the Tel Aviv University Faculty of Management - The Graduate School of Business Administration and since 2018 as a lecturer at the Technion, Israel Institute of Technology. Mr. Gally teaches several advanced marketing elective courses in the M.B.A. and E.M.B.A. programs. Mr. Gally takes an active part as an expert in export activities initiated by the State of Israel. Mr. Gally holds an M.B.A. from Tel Aviv University Faculty of Management – The Graduate School of Business Administration.

Mr. Haim Siboni has served as our Chief Executive Officer and on our board of directors since December 2015. Mr. Siboni has also served as the chief executive officer and as a director of Magna, our significant shareholder, since January 2001. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Mr. Shaul Gilad has served on our Board of Directors since January 2016. From 2006 to 2010, Mr. Gilad served as the chief financial officer for Champion Motors. From 2010 to 2012, Mr. Gilad served as chief financial officer and as an executive vice president for Gadot Chemical Ltd. Since 2012, Mr. Gilad has served as the chief financial officer and as an executive vice president for Aeronautics Ltd. Mr. Gilad holds a B.A. in Economics and Accounting (cum laude) from the Hebrew University, and he is certified public accountant in Israel.

Ms. Vered Raz-Avayo has served on our Board of Directors as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999-2010 Ms. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 12 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., Africa Israel Residences Ltd., and TAMDA Ltd., and a director at Save Foods Inc. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

Mr. Ehud Aharoni has served on our board of directors as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. For over 15 years, Mr. Aharoni has lectured at the Tel-Aviv University, Coller School of Management in a variety of strategic courses, and holds a number of senior administrative positions, including the chief executive officer & academic director of Lahav Executive Education, Coller School of Management, since 2006, and the Executive Director of the Eli Hurvitz Institute of Strategic Management, since 2005. Before joining Lahav Executive Education, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. in Finance and a Continuing Studies, and an M.B.A. specializing in International Management, all from the Tel Aviv University.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-appoint Mr. Michael Gally as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to re-appoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to re-appoint Mr. Shaul Gilad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

4.	“RESOLVED, to re-appoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

5.	“RESOLVED, to re-appoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

PROPOSAL 3

TO AMEND THE COMPANY’S ARTICLES OF ASSOCIATION

The Companies Law and the Company’s Articles allow the Company, subject to the required approvals, to undertake to exculpate in advance directors and other office holders of the Company for liabilities to damages such office holder may incur, as a result of breach of duty of care by such person towards the Company.

According to Article 28.1 of the Company’s Articles, the Company may exempt an office holder, in advance, or retroactively, of liability, in whole or in part, due to damage which such office holder incurs as a result of the breach of the duty of care towards the Company, to the maximum extent allowed under any law as amended from time to time.

According to the Companies Law, the Company may not exculpate directors or office holders for liability with respect to: (a) a breach of duty of loyalty towards the Company; (b) a breach of duty of care done intentionally or recklessly (pzizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; or (d) a fine, civil fine (knass ezrahi), financial sanction (itzum caspi) or a penalty (kofer) imposed upon the director or office holder.

It is proposed to amend Article 28.1 of the Company’s Articles, so that that in addition to the limitations on exculpation described above, the Company may also not exculpate its directors or office holders with regard to a decision and/or a transaction in which the Company’s controlling shareholder and/or any director or office holder of the Company has a personal interest.

On August 8, 2019, the Company’s Board of Directors approved and recommended that the shareholders approve the amendment to the Articles, an English translation of which is attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to amend the Articles, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

TO AMEND AND RESTATE the Company’s customary letter of exculpation and to grant the amended letter of exculpation to the Company’s directors and office holders

As provided in Proposal No. 3 above, under the Companies Law and the Company’s Articles, the Company may, under certain limitations, undertake to exculpate in advance directors and other office holders of the Company for liabilities to damages it will incur, as a result of breach of duty of care by such person towards the Company.

Accordingly, on December 22, 2015, the Company’s shareholders approved, among others, a form of a customary letter of exculpation (the “Current Exculpation Letter”) and granting the Current Exculpation Letter to the Company’s directors and other office holders who will serve with the Company from time to time, including the Company’s controlling shareholder and his relatives.

The Current Exculpation Letter includes limitations on exculpation of directors and other office holders, as provided in the Companies Law and described in Proposal No. 3 above.

On August 8, 2019, the Company’s Board of Directors approved and recommended that the Company’s shareholders approve an amendment to the Current Exculpation Letter in a manner that in addition to the limitations on exculpation described above, the Company may also not exculpate its directors or office holders with regard to a decision and/or a transaction in which the Company’s controlling shareholder and/or any director or office holder of the Company has a personal interest (the “Amended Exculpation Letter”), and to grant the Amended Exculpation Letter to the Company’s directors and other office holders currently in office1 as well as those who will serve with the Company from time to time.

A copy of the Amended Exculpation Letter is attached hereto as Exhibit B.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Amended Exculpation Letter, in the form attached as Exhibit B to the Proxy Statement, and to grant the Amended Exculpation Letter to the Company’s directors and office holders currently in the office (other than Mr. Haim Siboni and Ms. Sivan Siboni) as well as those who will serve with the Company from time to time.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5

To grant options to certain members of the Company’s Board of Directors

Under the Companies Law, the terms of compensation, including grant of equity-based compensation, of a director of a public company incorporated under the laws of Israel, such as the Company, requires the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders (in that order).

Consistent with the Company’s compensation policy and as approved by the Company’s Audit and Compensation Committee, the Board of Directors and its shareholders, the Company made the following grants of equity-based compensation to its non-executive and non-external directors since January 1, 2016: (i) on January 26, 2017, each of Messrs. Ehud Aharoni, Shaul Gilad and Michael Gally was awarded options to purchase up to 300,000 Ordinary Shares of the Company, with an exercise price per share of NIS 1.95; (ii) on July 17, 2017, Ms. Vered Raz Avayo was awarded options to purchase up to 300,000 Ordinary Shares of the Company, with an exercise price per share of NIS 6.13; (iii) on June 10, 2018, Mr. Michael Gally, in his capacity as the Chairman of the Company’s Board of Directors, was awarded additional options to purchase up to 100,000 Ordinary Shares of the Company, with an exercise price per share of NIS 3.78

[1]	Other than Mr. Haim Siboni and his daughter, Ms. Sivan Siboni, the grant of the Amended Exculpation Letter to whom was approved by the Company’s shareholders on January 28, 2019.

On August 5, 2019 and August 8, 2019, the Audit and Compensation Committee and the Board of Directors of the Company, respectively, approved, and recommended that the Company’s shareholders approve, (i) a grant of options to purchase up to 300,000 of the Company’s Ordinary Shares under the Company’s 2016 Equity Incentive Plan (the “Plan”) to each of the following members of the Company’s Board of Directors: Mr. Michael Gally, Mr. Shaul Gilad, Ms. Vered Raz-Avayo and Mr. Ehud Aharoni, (the “Eligible Directors” and the “Equity Grant”) and (ii) an extension for an additional year of the respective exercise periods of those options to purchase the Company’s Ordinary Shares previously granted to the Eligible Directors and vested during 2017 and 2018, so that the exercise period thereof will be four (4) years (the “Equity Extension”), all subject to their reappointment as members of the Company’s Board of Directors as set forth in Proposal No. 2 above.

The Audit and Compensation Committee and the Board of Directors found the Equity Grant and the Equity Extension reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Company’s compensation policy.

In making its recommendation with regard to the approval of the Equity Grant and the Equity Extension, the Audit and Compensation Committee and the Board of Directors, each have also considered, among others: (a) the factors included in the Company’s compensation policy, including among others, the position, responsibilities, background and experience of the Eligible Directors; (b) that the Equity Grant reflects a fair and reasonable value for the Eligible Directors’ services; and (c) the Equity Grant and the Equity Extension are an expression to Company’s desire to maintain the threshold of directors’ current equity-based compensation, taking into account (i) options previously granted to the Eligible Directors, the major part of which is vested, and (ii) the dilution of the Company’s share capital since the previous grant of options to the Eligible Directors.

Subject to their reappointment as members of the Company’s Board of Directors as set forth in Proposal No. 2, it is proposed to approve the grant to each of the Eligible Directors of options to purchase up to 300,000 of the Company’s Ordinary Shares (which, together with the options granted to each of them (but Mr. Gally) equals approximately 0.39% of the Company’s outstanding share capital and 0.29% of the Company’s share capital on a fully diluted basis as of the date hereof; and for Mr. Gally 0.45% and 0.34%, respectively) (the “Options”). The exercise price of such Options will be NIS 1.95 per share, which is equal to the exercise price of options granted to the Company’s employees and certain service providers as recently amended by the Company, and 50% higher than the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval by the Company’s Board of Directors. The Options shall vest quarterly as of August 1, 2019 and over a period of 36 months in 12 equal portions. The vesting of Options shall accelerate upon termination of an Eligible Director’s service with the Company, resulting from a change of control in the Company or other exit event. Each vested Option shall be exercisable for a period of 36 months following its vesting date, and any portion of the Options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that any of the Eligible Directors will cease to serve on the Company’s Board of Directors (except in certain events specified in the Plan), all of such Eligible Director’s unvested options shall expire immediately, and all vested options shall remain exercisable for a period of six months.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant options to purchase Ordinary Shares of the Company to certain members of the Company’s Board of Directors, subject to their reappointment as members of the Company’s Board of Directors, as set forth in Proposal No. 5 of the Proxy Statement.”

“FURTHER RESOLVED, to extend the exercise period of options to purchase Ordinary Shares of the Company, granted to certain members of the Company’s Board of Directors, subject to their reappointment as members of the Company’s Board of Directors, as set forth in Proposal No. 5 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 6

TO Amend Mr. Michael Gally’s terms of compensation as the
Chairman of the Company’s Board of Directors

Following the approval of the Company’s Audit and Compensation Committee and Board of Directors, the shareholders of the Company are requested to approve an increase from NIS 10,000 to NIS 15,000 in monthly payment to Mr. Michael Gally for his services as Chairman of the Company’s Board of Directors (comprehensive and inclusive of any per-meeting or annual payments payable to Mr. Gally in his capacity as a director in the Company), effective as of the shareholders’ approval of this proposal.

In making its recommendation with regard to the approval of the increase in Mr. Gally’s monthly payment, the Audit and Compensation Committee and the Board of Directors each considered the amount and value of time Mr. Gally actually devotes to the performance of his services.

The Audit and Compensation Committee and the Board of Directors found the increase in Mr. Gally’s terms of compensation reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Company’s compensation policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to amend Mr. Michael Gally’s terms of compensation as the Chairman of the Company’s Board of Directors as set forth in Proposal No. 6 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 7

To Amend the terms of the options granted to the employees of Magna - B.S.P Ltd.

On July 17, 2017, the shareholders of the Company approved, following the approval of the Company’s Board of Directors and the Audit and Compensation Committee, the grant of options (the “Magna Options”) to purchase 970,000 Ordinary Shares under the Plan, to an aggregate of 12 employees and officers of Magna – B.S.P. Ltd. (the “Magna Personnel” and “Magna,” respectively), the Company’s then controlling shareholder. The Magna Personnel are engaged in providing software development services to Foresight Automotive Ltd., the Company’s wholly owned subsidiary (the “Subsidiary”), under the software development agreement between the Subsidiary and Magna, which was approved by the Company’s shareholders on January 28, 2019 for an additional period of up to three years.

The exercise price of the Options is NIS 3.57 per share, and they vest in 12 equal quarterly portions as of January 1, 2017, and over a period of 36 months. Each vested Option is exercisable for a period of 36 months following its vesting date.

On August 5, 2019 and August 8, 2019, the Audit and Compensation Committee and the Board of Directors, respectively, approved a decrease to NIS 1.95 of the exercise price of the Options granted to the Magna Personnel (the “Repricing”) and determined that the Repricing is reasonable under the circumstances, and is in the best interests of the Company.

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their controlling shareholders by its audit or compensation committee, board of directors and shareholders (in that order). Although the statutory presumptions of ‘a controlling shareholder’ set forth in the Companies Law did not apply to Magna as of the dates on which our Audit and Compensation Committee and the Board of Directors approved the Repricing, nevertheless, for the sake of good order, and taking into consideration that Magna was a controlling shareholder on the date on which the Magna Options were granted and continues to provide service to the Subsidiary, the Company has elected to submit this Proposal to the shareholders, to be approved by Special Majority.

In making its recommendation with regard to the Repricing, the Audit and Compensation Committee and the Board of Directors each considered various factors, including, among others, (a) the Subsidiary’s need to preserve the services provided by the Magna Personnel, in light of the significance and dependence of the Subsidiary on the continuance of such services due to, among others, the Magna Personnel’s extensive knowledge and experience in software development and algorithmic services, and expertise in image processing and electro-optics, and the fact that as the developers of the Company’s core technology, the Magna Personnel have the unique knowledge, capabilities and expertise in the field in which the Company operates. Therefore, the Repricing is intended to incentivize the Magna Personnel, and to align the success of the Company with such individuals’ personal success, and therefore is beneficial to the Company; (b) the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval of the Company’s Board of Directors was NIS 1.3, while the original exercise price of the Options is NIS 3.57, which decreases the likelihood of the Options’ exercise in the foreseeable future; (c) the Company recently decreased to NIS 1.95 the exercise price of options granted to its employees and certain service providers; therefore, the Repricing is intended to create similar incentives to all of the Company’s employees and Magna Personnel.

Except as described above, all other terms of the Options granted to the Magna Personnel shall remain unchanged.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the decrease to NIS 1.95 of the exercise price of the Magna Options granted to the Magna Personnel, as set forth in Proposal No. 7 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

ITEM 8

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL
REPORT FOR THE YEAR ENDED DECEMBER 31, 2018

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2018, to the Company’s shareholders. Our financial statements and annual report for the year ended December 31, 2018, filed on Form 20-F with the SEC on March 20, 2019, are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1691221/000121390019004550/f20f2018_foresightauto.htm

And on the Israel Securities Authority’s distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?reference=2019-02-025054&file=1&id=01185#?id=01185&reference=2019-02-025054&file=1

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2018.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED August 16, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN August 16, 2019, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Michael Gally, Chairman of the Board of Directors

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, Chief Executive Officer, and Mr. Eli Yoresh, Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on September 23, 2019, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Annual and Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

Annual and EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON SEPTEMBER 23, 2019

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Deloitte Israel as the independent auditor of the Company for the year ending December 31, 2019, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1.	To re-appoint Mr. Michael Gally as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2.	To re-appoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3.	To re-appoint Mr. Shaul Gilad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4.	To re-appoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5.	To re-appoint Mr. Ehud Aharoni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To amend the Company’s Articles of Association, in the form attached as Exhibit A to the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve the Company’s Amended Exculpation Letter, in the form attached as Exhibit B to the Proxy Statement, and to grant the Amended Exculpation Letter to the Company’s directors and office holders currently in the office (other than Mr. Haim Siboni and Ms. Sivan Siboni) as well as those who will serve with the Company from time to time.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To adopt the following resolutions

5.1.	To grant options to purchase Ordinary Shares of the Company to certain members of the Company’s Board of Directors, subject to their reappointment as members of the Company’s Board of Directors as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.2.	To extend the exercise period of options to purchase Ordinary Shares of the Company, granted to certain members of the Company’s Board of Directors, subject to their reappointment as members of the Company’s Board of Directors, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To amend Mr. Gally’s terms of compensation as the Chairman of the Company’s Board of Directors as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To decrease to NIS 1.95 the exercise price of the Options granted to Magna Personnel, as set forth in Proposal No. 7 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the decrease to NIS 1.95 of the exercise price of the Options granted to Magna Personnel, as set forth in the Proxy Statement?*

☐	YES	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual and Extraordinary Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________
NAME	SIGNATURE	DATE

_____________	_____________	_____________
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.